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11015338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 3 1 2011

Washington, DC
110

SEC FILE NUMBER
8- 40440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENVEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5942 6TH AVE
(No. and Street)

KENOSHA	WI	53140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER AND BENTON, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. MAYFAIR RD, SUITE 302	MILWAUKEE	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERRY HAGGERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENVEST SECURITIES, INC, as of MARCH 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Yekaterina V. Konstantinova
Notary Public, State of Illinois
Cook County
My Commission Expires 05-26-2014

Signature

PRESIDENT
Title

Yekaterina V Konstantinova
Notary Public May 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2011

Table of Contents

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

SEC Mail Processing
Section
MAY 3 1 2011
Washington, DC
110

Independent Auditors' Report

Board of Directors
PenVest Securities, Inc.
Kenosha, Wisconsin

We have audited the accompanying balance sheet of PenVest Securities, Inc. as of March 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PenVest Securities, Inc. at March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

May 20, 2011
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Balance Sheet
March 31, 2011

ASSETS

Current Assets:		
Cash and equivalents	$	19,825
Accounts receivable		4,499
Total current assets		24,324
Property and Equipment:		
Furniture and equipment		6,061
Less: accumulated depreciation		4,554
Net book value		1,507
Other Assets:		
Client list / goodwill		15,291
CRD daily account		194
Officer's advance		23,020
Interest receivable - officer		773
Blue Sky receivable		1,500
Total other assets		40,778
Total assets	$	66,609

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commission payable	$	6,994
Other accounts payable		113
Total current liabilities		7,107
Stockholder's Equity:		
Common stock		840
Additional paid in capital		38,280
Retained earnings		20,382
Total stockholder's equity		59,502
Total liabilities and stockholder's equity	$	66,609

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Income Statement
For the Year Ended March 31, 2011

Income:		
Mutual fund/12-B1 commissions	$	46,021
Legent commissions		80,137
Postage & handling charges		10,729
Interest income		3,441
Facility expense reimbursement		18,000
Total Income		158,328
Expenses:		
Clearing costs		44,539
Commissions paid		37,584
Outside services		400
Secretarial services expense		1,209
Medical reimbursement		19,602
ILX quotes		6,300
Licensing & fee expense		4,665
Auto expense		9,730
Office rent expense		5,784
Telephone expense		6,080
Office supplies and utilities expense		6,164
Insurance expense		1,840
Legal & professional expense		7,385
Dues and subscriptions		3,260
Charitable donations		191
Maintenance & repairs		173
Depreciation expense		630
Other expense		1,609
Total expenses		157,145
Net Income	$	1,183

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance March 31, 2010	$ 840	$ 38,280	$ 19,199	$ 58,319
Net income	-	-	1,183	1,183
Balance, March 31, 2011	$ 840	$ 38,280	$ 20,382	$ 59,502

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2011

Cash Flows from Operating Activities:		
Net income	$	1,183
Depreciation and amortization		630
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		2,748
CRD daily account		191
Interest receivable		(773)
Officer's advance		(13,121)
Blue Sky Group receivable		(1,500)
Accounts payable		6,994
Other accounts payable		113
Net cash used by operating activities		(3,535)
Cash Flows from Investing Activities:		
Furniture and equipment acquisitions		(1,197)
Decrease in cash and equivalents		(4,732)
Cash and equivalents, Beginning of year		24,557
Cash and equivalents, End of year	$	19,825

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2011

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account and Legent clearing account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at March 31, 2011. Because the Company does not handle customers' securities, per Rule 15(c)3-3 regarding computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight line method over their useful lives. Depreciation expense for the period ended March 31, 2011 was $630.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Client Lists / Goodwill

Client lists are stated at cost. In accordance with accounting principles generally accepted in the United States of America, the Company, on an annual basis determines the extent the value of client lists has been impaired. For 2010 - 2011, no impairment was reported by management.

Subsequent event

Management has evaluated all subsequent events through May 20, 2011 for possible inclusion as a disclosure in the financials statements. There were no subsequent events that required recognition or disclosure.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2011
(Continued)

2. Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company's net capital and required net capital were $17,217 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 41%.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$ .001 Par - Voting	920,000	840,000

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended March 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Related Party Activity

During the period, the Company entered into the following related-party transactions:

a) Blue Sky Group, an affiliated company

Rent received	$ 18,000

b) President and majority shareholder

Secretarial fees	$ 1,209
Medical and health benefits	19,602

In addition, the Company paid rent and occupancy charges to the President and majority shareholder for a home office.

Rent	$ 3,600
Occupancy charges	7,523

6. Operating Lease Commitment

The Company leases its Kenosha office spaces under an operating lease requiring monthly payments of $182. The current lease expires August 31, 2011. Total rent paid for the period ending March 31, 2011 was $5,784. Future minimum lease payments as of March 31, 2011 are as follows:

Year Ending March 31,	
2012	$ 910

6. Operating Lease Commitment (continued)

The Company leases a vehicle requiring monthly payments of $240. The current lease expires August 31, 2011. Total vehicle lease expense for the period ending March 31, 2011 was $1,200. Future minimum lease payments as of March 31, 2011 are as follows:

Year Ending March 31,	
2012	2,880
2013	2,880
2014	2,880
2015	1,200
	$ 9,840

In addition, a home office is leased from the Company's majority stockholder for $300 per month.

7. Income Taxes

The Company has a net operating loss of approximately $6,300 available for carryforward. This results in a deferred tax asset of approximately $1,000. However, a corresponding allowance has been recorded because the realization of this amount is uncertain. During the year ended March 31, 2011, the Company utilized net operating loss carryovers, resulting in a tax benefit of approximately $300.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal income tax examinations for years ending before March 31, 2008. The Company is no longer subject to Wisconsin income tax examinations for years ending before March 31, 2007.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2011

Net Capital Computation:		
Stockholder's equity at year end	$	59,502
Less:		
Property and equipment		(1,507)
Other assets		(40,778)
Net capital	$	17,217
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	473
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	7,107
Aggregate indebtedness	$	7,107
Percentage of Aggregate Indebtedness to Net Capital		41 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	17,217

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
PenVest Securities, Inc.

In planning and performing our audit of the financial statements of PenVest Securities, Inc. for the period ended March 31, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PenVest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control was for the limited purposed described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis. We believe that the following deficiency constitutes a material weakness:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of PenVest Securities, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

May 20, 2011
Milwaukee, Wisconsin